Wellness Sushi LLC.
Profit and Loss Statement
For the year ending 31 Dec, 2022

	2022
Sales	391,614
Cost of Good Sold	131,867
Other Income	-
Gross Profit	**259,747**
Salaries and wages	19,111
Marketing/ Advertising	-
Office Supplies	-
Travel Expenses	-
Reparis and maintenance	5,996
Rent	19,500
Utilities	-
Electrical Work and Installation	-
Depreciation	8,013
Vehicles	-
Insurance	-
Attorney's Fees	-
Employees benefit programs	11,933
Other expenses	77,709
Interest	16,649
Taxes and License	3,001
Total Expense	**161,912**
Net Profit (Net Income)	**97,835**

Wellness Sushi LLC.
Balance Sheet
As of 31 Dec,2022

	2022
Assets	
Cash and Equivalent	13,716
Account Receivable	5,736
Inventory	15,235
Total Current Assets	**34,687**
Equipments, Furnitures and Fixtures	160,255
Depreciation	8,013
Total Fixed Assets	**152,242**
Total Assets	**186,929**
Liabilities and Owner's Equity	
Account Payable	2,909
Loans	134,020
Total Current Liabilities	
Retained Earnings	-
Owner's Equity	50,000
Total Liabilities and Owner's Equity	**186,929**

Wellness Sushi LLC.
Statement of Cash Flow
For the year ending 31st Dec, 2022

	2022
Cash Flow from Operating	
Net Income	97,835
Change in Inventory	(4,677)
Change in Account Receivable	(4,661)
Change in Account Payable	257
Total Cash Flow from Operating	**88,754**
Change in Equipments, Fixtures & Furniture	(146,230)
Total Cash Flow from Investing	**(146,230)**
Member Distributions	(97,835)
Loan Received	134,020
Loan Payment	-
change in Owner's Equity	30,000
Total Cash Flow from Financing	66,185
Net Change in Cash Balance	**8,709**
Cash at the Beginning of the year	5,007
Cash at the End of Year	**13,716**